BD 4/16
8-65282

UNITED
SECURITIES AND EXC
Washington

09040647

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SEC Mail Processing Section
APR 06 2009
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 652 82

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHWEST INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 SOUTH WASHINGTON, SUITE 210
(No. and Street)

SPOKANE (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT OPPERUD (509) 747-2158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAs PLLC
(Name – *if individual, state last, first, middle name*)

422 W. RIVERSIDE, SUITE 1420 (Address) SPOKANE (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 5/28

OATH OR AFFIRMATION

I, Kevin King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HALEY J HAAS COMMISSION EXPIRES NOTARY PUBLIC MAY 28, 2010 STATE OF WASHINGTON

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT
December 31, 2008

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

SEC
Mail Processing
Section

APR 0 8 2009

Washington, DC
101

INDEPENDENT AUDITOR'S REPORT

Kevin King, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying balance sheet of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the NWIA's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel

February 13, 2009

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

BALANCE SHEET
As of December 31,2008

ASSETS

CURRENT ASSETS:	
Central registration depository account	$ 5
Commissions receivable	15,703
Deposit with clearing agent	39,125
Total current assets	54,833
PROPERTY AND EQUIPMENT, net	3,702
OTHER ASSETS:	
Deposit with former clearing agent	19,328
	$ 77,863

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Bank drafts in excess of deposits	$ 36
Accounts payable and accrued expenses	34,691
Total current liabilities	34,727
STOCKHOLDER'S EQUITY:	
Common stock, no par value:	
100,000 shares authorized;	
50,000 shares issued, outstanding and subscribed	44,000
Additional paid in capital	7,000
Retained deficit	(7,864)
Total stockholders' equity	43,136
	$ 77,863

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2008

REVENUES:	
Commissions	$ 213,475
Insurance agency revenue	61,359
Advisory fees	33,206
Interest earned	537
Money market rebate	393
Miscellaneous	677
Total revenues	309,647
EXPENSES:	
Advertising	15,137
Bank and investment charges	10,291
Commissions	28,773
Continuing education	545
Depreciation	1,896
Dues and subscriptions	791
Insurance	564
Interest	2,039
Legal and accounting fees	13,050
Licenses and fees	7,527
Office and administration	13,388
Repairs and maintenance	696
Rent and parking, net	15,668
Salaries and wages	150,054
Taxes	19,939
Travel	924
Utilities	16,120
Total expenses	297,402
NET INCOME	$ 12,245

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2008

	Common Stock		Additional Paid in	Retained	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance as of January 1, 2008	100,000	$ 44,000	$ 7,000	$ (20,109)	$ 30,891
Net income	-	-	-	12,245	12,245
Balance as of December 31, 2008	100,000	$ 44,000	$ 7,000	$ (7,864)	$ 43,136

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOWS USED BY OPERATIONS:		
Net income	$	12,245
Adjustments needed to reconcile net income to net cash flows used by operating activities:		
Depreciation		1,896
Decrease in central registration depository account		300
Increase in commissions receivables		(11,848)
Increase in deposit with clearing agent		(43,435)
Increase in dank drafts in excess of deposits		36
Increase in accounts payables and accrued expenses		6,710
Net cash flows used by operating activities		(34,096)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		-
NET DECREASE IN CASH		(34,096)
CASH BALANCE - January 1, 2008		34,096
CASH BALANCE - December 31, 2008	$	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid in 2008	$	2,039

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations – Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000, in Spokane, Washington. On October 1, 2002, NWIA registered with the Securities and Exchange Commission (SEC). NWIA is a member of the Financial Industry Regulatory Authority (FINRA) that was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Northwest Investment Advisors, Inc. is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - NWIA prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, NWIA considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Commissions Receivable - Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of the allowance for doubtful accounts. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2008, management has set the allowance of doubtful commissions at $-0-.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the costs of compensated absences when actually paid.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Federal Income Taxes – NWIA, with the consent of its shareholders, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

NWIA maintains a central registration depository (CRD) account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account.

NOTE 4 – DEPOSIT WITH FORMER CLEARING AGENT:

The Securities Investor Protection Corporation petitioned the United States District Court for the Middle District of Florida to appoint a Trustee to oversee the liquidation of North American Clearing, Inc. (a former clearing agent for Northwest Investment Advisors, Inc.). On July 28, 2008 a Trustee was appointed to oversee the liquidation of North American Clearing, Inc. in accordance with the Securities Investor Protection Act of 1970, as amended. As such, the funds held by North American Clearing, Inc. ($19,328) as of December 31, 2008 are subject to the Liquidation Proceedings. Management is confident the funds will be released in the future.

NOTE 5 – PROPERTY AND EQUIPMENT:

As of December 31, 2008, property and equipment, the related accumulated depreciation and the depreciation lives and methods are summarized as follows:

Description	Life	
Office equipment and furniture	5-7 years	$ 23,378
Software	5 years	8,302
		31,680
Less: Accumulated depreciation		(27,978)
		$ 3,702

NOTE 6 – LEASES:

NWIA leases office space through November 30, 2012 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by one of the stockholders. The monthly rental rate is adjusted annually based on the Consumer Price Index. For the year ended December 31, 2008, rental payments totaled $21,492.

Minimum future minimum rental payments under the lease agreement for the years ended December 31, 2009 through 2012 are as follows:

2009	$ 21,492
2010	$ 21,492
2011	$ 21,492
2012	$ 19,701

Beginning in February 2008, NWIA subleased an office in the space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2008, sublease proceeds totaled $6,600.

NWIA leases a copier under a lease agreement expiring on September 30, 2013. Under the terms of the lease agreement, the NWIA is required to make payments of $145. For the year ended December 31, 2008, rental charges totaled $435.

Future minimum rental payments under the lease agreement for the years ended December 31, 2009 through 2013 are as follows:

2009	$ 1,740
2010	$ 1,740
2011	$ 1,740
2012	$ 1,740
2013	$ 1,305

NOTE 7 – NET CAPITAL REQUIREMENTS:

NWIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 and cannot have a percentage of aggregate indebtedness to net capital, as defined by statute, in excess of 1500 % (15 to 1). The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregate indebtedness to net capital would exceed 1000% (10 to 1). As of December 31, 2008, NWIA had net capital of $19,363 and aggregate indebtedness of $34,691. NWIA's percentage of aggregate indebtedness to net capital was 179.16%.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2008 and have issued our report thereon dated February 13, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

February 13, 2009
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31,2008

Net Capital		
Total stockholder's equity		$ 43,136
Deductions and/or charges:		
Non allowable assets:		
Clearing account cash receivable	$ 19,328	
Money market at clearing account	738	
CDR account	5	
Furniture, equipment, net	3,702	
Total assets		23,773
Net Capital		$ 19,363
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses	34,691	
Total aggregate indebtedness		$ 34,691
Computation of basic net capital requirement		
Minimum net capital required		$ 2,313
Minimum net capital required to distribute equity		$ 3,469
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 14,363
Net capital in excess of net capital required		$ 17,050
Net capital in excess of net captial required to distribute equity		$ 15,894
Percentage: Aggregate indebtedness to net capital		179.16%

Schedule II
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2007

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2008)	
Net capital, as reported in Part II (unaudited) Focus Report	$ 19,320
Subsequent Adjustments	43
Net capital per above	$ 19,363

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

Schedule III

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Northwest Investment Advisors, Inc. is an introducing broker only, claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule V

Reconciliation of the Computation of Net Capital under Sec. 240.15c3-1
and the Computation for Determination of the Reserve Requirements
Under Exhibit A of Sec. 240.15c3-3
As of December 31, 2008

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B), as noted in Schedule III above: All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Kevin King
Northwest Investment Advisors, Inc.

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE
(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schoedel & Schoedel

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC
February 13, 2009

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201
509 • 747•2158
FAX 509 • 458•2723